Filed Pursuant to Rule 433
Registration No. 333-140732

PRICING TERM SHEET

6.251% Secured Equipment Notes due 2023
Issuer:	CSX Transportation, Inc.
Guarantor:	CSX Corporation
Security:	6.251% Secured Equipment Notes due 2023
Size:	$380,821,000
Coupon:	6.251%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2008
Principal Payment Dates:	Principal payments on the Notes will be made in scheduled amounts on selected payment dates, commencing July 15, 2008 and continuing until January 15, 2023, the final maturity date of the Notes.
Price to Public:	100.000%
Benchmark Treasury:	UST 4.25% due November 15, 2017
Benchmark Treasury Yield:	4.151%
Spread to Benchmark Treasury:	+210 bp
Yield:	6.251%
Maturity:	January 15, 2023
Average Life:	10.3 years
Discount Rate for Calculation of Redemption Premium:	Treasury Rate + 35 bp
Trade Date:	December 10, 2007
Expected Settlement Date:	December 13, 2007
CUSIP:	126410 LM9
Anticipated Ratings:	A2 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. UBS Securities LLC
Co-Managers	Mitsubishi UFJ Securities International plc Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.